United States securities and exchange commission logo





                              May 18, 2023

       Michael Blitzer
       Chief Executive Officer
       Inflection Point Acquisition Corp. II
       167 Madison Avenue, Suite 205 #1017
       New York, NY 10016

                                                        Re: Inflection Point
Acquisition Corp. II
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 9, 2023
                                                            File No. 333-271128

       Dear Michael Blitzer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed May 9, 2023

       Summary
       Background, page 3

   1.                                                   Please revise to
include LUNR   s most recent available stock price here and elsewhere as
                                                        appropriate.
       Risk Factors, page 35

   2. Please revise the risk factor on page 75 regarding the excise tax to clearly state the risk that if existing SPAC
investors elect to redeem their shares such that their redemptions would subject the SPAC
to the stock buyback excise tax, the remaining shareholders that did not elect to redeem
may economically bear the impact of the excise tax.
 Michael Blitzer
Inflection Point Acquisition Corp. II
May 18, 2023
Page 2

       You may contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Blitzer
                                                          Division of
Corporation Finance
Comapany NameInflection Point Acquisition Corp. II
                                                          Office of Real Estate
& Construction
May 18, 2023 Page 2
cc:       Joel Rubinstein
FirstName LastName